Mail Stop 6010

March 16, 2009

Mr. Wenjun Jiao
Chief Financial Officer
Tiens Biotech Group (USA), Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China 301700

>      **Re:**     **Tiens Biotech Group (USA), Inc.**
>               **Form 10-K for the Year Ended December 31, 2007**
>               **Filed March 31, 2008**
>               **File No. 001-32477**

Dear Mr. Jiao:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>                         Sincerely,

>                         Jeffrey P. Riedler
>                         Assistant Director